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ALEXCO ANNOUNCES UPSIZED EQUITY FINANCING TO $26 MILLION

(All amounts expressed in Canadian Dollars unless otherwise indicated)

Vancouver, June 24, 2020 – Alexco Resource Corp. (NYSE American/TSX: AXU) ("**Alexco**" or the "**Company**") is pleased to announce that in connection with its previously announced bought deal financing, the Company and a syndicate of underwriters co-led by Cormark Securities Inc. and Cantor Fitzgerald Canada Corporation (collectively, the "**Underwriters**") have agreed to increase the size of the previously announced financing. The Company will now issue 9,560,000 common shares of the Company (the "**Offered Shares**") at a price of $2.73 per Offered Share for aggregate gross proceeds of $26,098,800 (the "**Offering**").

The Company and the Underwriters have also agreed to increase the over-allotment option granted to the Underwriters (the "**Over-allotment Option**"), exercisable in whole or in part, on and for a period up to 30 days following the Closing Date (as defined below), to purchase up to an additional 1,434,000 Offered Shares (the "**Underwriter's Option Shares**").

The Company shall pay the Underwriters a commission equal to 6% of the gross proceeds of the Offering, including proceeds received from the exercise of the Over-Allotment Option, subject to a 1.5% cash commission being payable on sales to members of the President's List, such President's List to not exceed $10 million.

Gross proceeds from the sale of the Offered Shares will be used to fund continuing development at Keno Hill and for general corporate and working capital purposes.

The closing of the Offering is expected on or about July 7, 2020 (the "**Closing Date**") and is subject to customary closing conditions including regulatory approval from the Toronto Stock Exchange and NYSE American.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Alexco

Alexco is a Canadian primary silver company that owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory. Alexco has a long history of expanding Keno Hill's mineral resources

47357034.2

Head Office T. 604 633 4888

Alexco Resource Corp. F. 604 633 4887
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, BC V7X 1M9
Canada



through successful exploration and is currently advancing Keno Hill to production.

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Kettina Cordero, Director of Investor Relations
Phone: (778) 945-6577
Email: info@alexcoresource.com

*Some statements ("**forward-looking statements**") in this news release contain forward-looking information concerning the Offering and the use of proceeds thereof, the non-binding Term Sheet with Wheaton, plans related to Alexco's business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the anticipated receipt of the WUL; the proposed amendments to the silver purchase streaming agreement with Wheaton; plans with respect to development and operations at the Keno Hill project; compliance with health and safety protocols as well as the guidelines of the Yukon Government with respect to travel restrictions; the proposed Offering, anticipated closing of the Offering, potential exercise by the Underwriters of their Over-allotment Option to acquire Underwriter's Option Shares, and anticipated use of proceeds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to regulatory approval of the Offering; risks and uncertainties relating to the COVID-19 pandemic including but not limited to business closures, quarantines and a general reduction in consumer activity; actual results and timing of exploration and development, mining, environmental services and remediation and reclamation activities; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that the final WUL will be issued in a timely manner on substantially the same terms and conditions as set out in the draft WUL; all conditions precedent to the entry into an amended and restated agreement with Wheaton as contemplated in the non-binding Term Sheet will be satisfied as anticipated and in a timely manner; all regulatory approvals of the issuance of Warrants to Wheaton will be obtained in a timely manner; all regulatory approvals of the Offering will be obtained in a timely manner; all conditions precedent to completion of the Offering will be fulfilled in a timely manner; that the circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, costs associated with implementation of health and safety protocols, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner; Alexco will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.*